UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

November 2, 2009

HOMELAND PRECIOUS METALS CORP.
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(Registrant’s Name)

336 36th Street, Suite 334
Bellingham, Washington, U.S.A, 98225
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [ X ]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Shares Issued for Debt

On September 15, 2009, the Board of Directors of Homeland Precious Metals Corp. (the "Company") reviewed a proposal from a shareholder (the "Lender") who made a loan to the Company on April 28, 2008, in the amount of US$10,000.  Said proposal is for the Lender to accept common shares of the Company in lieu of a cash repayment.

On September 15, 2009, the Board determined that it was in the best interests of the Company to approve the issuance of 1,000,000 shares of restricted common shares to the Lender, in lieu of repayment with cash.

On October 1, 2009 the Company issued the aforementioned one million (1,000,000) restricted common shares.  With this issued of common shares, the Company now has an amount of issued and outstanding common shares totaling 1,149,914 shares.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

HOMELAND PRECIOUS METALS CORP.

By: /s/ Bruce Johnstone
Name: Bruce Johnstone
Title: President and Principle Executive Officer

Date:    November 2, 2009